Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

February 25, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 25, 2026, The Nasdaq Stock Market (the "Exchange") received from The Advisors' Inner Circle Fund III (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Brown Advisory International Value Select ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,